Exhibit 99.2

NOTICE TO SHAREHOLDERS OF ALGONQUIN POWER & UTILITIES CORP.
REGARDING NOTICE-AND-ACCESS
April 26, 2019
Dear Shareholder,
In connection with the annual and special meeting (the “Meeting”) of the shareholders (the “Shareholders”) of Algonquin Power & Utilities Corp. (the “Corporation”), notice is hereby given that the Corporation will use the Canadian Securities Administrators’ “notice-and-access” delivery model to deliver proxy-related materials, including the Corporation’s management information circular (the “Circular”) and the Corporation’s 2018 annual report containing the Corporation’s audited consolidated financial statements and the auditors’ report thereon and management’s discussion and analysis for the year ended December 31, 2018 (the “Annual Report” and, together with the Circular, the “Meeting Materials”) to Shareholders. Under notice-and-access, the Corporation is permitted, as an alternative to sending paper copies of the Meeting Materials to Shareholders, to provide to Shareholders of record as of April 22, 2019, the record date for the Meeting, this notice containing, among other things, information regarding how to access the Meeting Materials online as well as how to obtain paper copies of the Meeting Materials free of charge. The Corporation anticipates that notice-and-access will directly benefit the Corporation through a substantial reduction in both postage and printing costs and will also promote environmental responsibility by decreasing the large volume of paper documents generated by printing proxy-related materials. A form of proxy (if you are a registered Shareholder) or a voting instruction form (if you are a non-registered Shareholder) is included with this notice along with instructions on how to vote.
The Meeting will be held on June 6, 2019 at Algonquin Power & Utilities Corp., 354 Davis Road, Suite 100, Oakville, Ontario, Canada, commencing at 4:00 p.m. (Eastern Time) for the following purposes:
1.	to receive the financial statements of the Corporation as at and for the year ended December 31, 2018, and the report of the auditors on the statements;
2.	to re-appoint Ernst & Young LLP as the auditors of the Corporation;
3.	to elect directors for the ensuing year;
4.	to consider, and if thought fit, pass a resolution approving unallocated options under the Corporation’s stock option plan;
5.	to consider, and if thought fit, pass an advisory resolution approving the Corporation’s approach to executive compensation;
6.	to consider, and if thought fit, pass a resolution approving the continuation, amendment and restatement of the Corporation’s shareholder rights plan;
7.	to consider, and if thought fit, pass a resolution confirming and approving the Corporation’s by-law setting out advance notice requirements for the nomination of directors; and
8.	to transact such other business as may properly come before the Meeting.
The Circular provides additional information relating to the matters to be dealt with at the Meeting. In particular, for information concerning the items listed above, please see the section of the Circular entitled “Matters to be Acted Upon at the Meeting”.
How to Access the Meeting Materials Online
The Meeting Materials are available to be viewed online at www.meetingdocuments.com/astca/AQN, and on the Corporation’s profiles on System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and the Securities and Exchange Commission’s Electronic Document Gathering and Retrieval System at www.sec.gov. The Circular and this notice will remain available on www.meetingdocuments.com/astca/AQN for one year after the date of this notice.

How to Request Paper Copies of the Meeting Materials
You can request paper copies of the Meeting Materials free of charge:

•	by e-mailing the Corporation’s transfer agent, AST Trust Company (Canada) (“AST”) at fulfilment@astfinancial.com; or

•	by calling AST at 416-682-3801 or toll-free at 1-888-433-6443.

If a request for paper copies of the Meeting Materials is made prior to the date of the Meeting, the Meeting Materials will be sent to you within three (3) business days of receiving your request. If a request for paper copies is made on or after the date of the Meeting, and within one year of the Circular being filed on SEDAR, the Meeting Materials will be sent to you within ten (10) calendar days of receiving the request.

In order for a Shareholder to receive paper copies of the Meeting Materials in advance of the deadline for submission of voting instructions (currently scheduled for June 4, 2019) and the date of the Meeting, Shareholders should take into account the three (3) business day period for processing requests, as well as typical mailing times. It is estimated that the request for paper copies of the Meeting Materials must be received by AST by 4:00 p.m. (Eastern Time) on May 17, 2019 in order to allow sufficient time for processing and mailing prior to the deadline for submission of voting instructions, and must be received by 4:00 p.m. (Eastern Time) on May 20, 2019 in order to allow sufficient time for processing and mailing prior to the date of the Meeting. Please note that if you request paper copies of the Meeting Materials, you will not receive a new form of proxy or voting instruction form.

Voting
Shareholders are reminded to review the Circular prior to voting. You cannot vote by returning this notice. To vote your shares, you must vote using the method set out in the enclosed voting instruction form or form of proxy.
Registered Shareholders are receiving a form of proxy with this notice and, if it is not their intention to be present in person at the Meeting, are asked to mark their vote, sign, date and follow the return instructions provided in the enclosed form of proxy. In order to be voted at the Meeting, or at any adjournment thereof, a completed form of proxy must be received by AST not later than 4:00 p.m. (Eastern time) on June 4, 2019 or not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time any adjourned meeting is reconvened or any postponed meeting is convened. Executed forms of proxy may be deposited with AST in any one of the following ways: (i) by email (scan both sides) to proxyvote@astfinancial.com, (ii) by facsimile (fax both sides) to 416-368-2502 or 1-866-781-3111, (iii) by touch-tone telephone at 1-888-489-5760, (iv) by mail to AST Trust Company (Canada), P.O. Box 721, Agincourt, Ontario, M1S 0A1, or (v) on the internet at www.astvotemyproxy.com.
Non-registered Shareholders may direct the voting of shares that they beneficially own through the intermediary (“Intermediary”) that the non-registered Shareholder deals with in respect of the shares. Non-registered Shareholders should carefully follow the instructions on the voting instruction form that they receive from their Intermediary in order to vote the shares that are held through that Intermediary. Non-registered Shareholders who wish to attend the Meeting and vote in person should follow the corresponding instructions on the voting instruction form. Non-registered Shareholders should carefully follow the instructions of their Intermediaries and their service companies.
For more information on appointment of proxies and voting procedures, please refer to section of the Circular entitled “Voting Information - Voting Instructions”.
Questions
Shareholders with questions regarding notice-and-access can call AST at 416-682-3860 or toll-free at 1-800-387-0825.